January 30, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX 972-380-4795</u>

Mr. Daniel M. Cofall
Chief Financial Officer
Harrell Hospitality Group, Inc.
P.O. Box 260328
Plano, TX 75026

>   **RE   Harrell Hospitality Group, Inc.**
>   **Form 10-K for the year ended September 30, 2006**
>   **Filed January 12, 2007**
>   **File No. 000-02661**

Dear Mr. Barham:

        We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Signatures, page 27</u>

1. Please amend your Form 10K to include dates and signatures pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Consolidated Statements of Cash Flows, page F-6

2. With respect to the classification of discontinued operations, revise your
    presentation to include the cash flows from operating, investing and financing
    activities related to discontinued operations within the relevant classifications for
    the remainder of the Company. Note that paragraph 28 of SFAS 95 indicates that
    cash flows from operating activities must be reconciled to net income as opposed
    to net income from continuing operations.

Exhibits 31.1 and 31.2

3. We note that you have included your title in paragraph one of your certifications.
    In future filings, please revise your certifications to omit the title. In addition,
    please ensure that your certifications included in future filings include the exact
    wording as provided in Item 601 (b) (31) of Regulation S-B.

*   *   *   *

As appropriate, please respond to the comments within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant